UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

                                 SCHEDULE 13D

INFORMATION TO BE INCLUDED IN THE STATEMENTS FILED PURSUANT
TO RULE 13D-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13D-2(a)

Across America Financial Services, Inc.
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(Name of Issuer)

Common Stock
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(Title of Class of Securities)

00501N 10 3
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(CUSIP Number)

Dr. Leland Shapiro
8765 East 29th Place
Denver CO 80238
(720) 339-7207
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(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

March 31, 2009
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(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), (f) or (g), check the following box [ ].

The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 00501N 10 3

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1	Names of Reporting Persons.
I.R.S Identification Nos. of above persons (entities only)

Leland Shapiro
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2	Check the Appropriate Box if a Member of a Group (See Instructions)

(a)
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(b)
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3	SEC Use Only
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4	Source of Funds (See Instructions) OO
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5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
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6	Citizenship or Place of Organization United States
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	7	Sole Voting Power	3,368,750
Number Of	_________________________________________________________________________________
Shares
Beneficially	8	Shared Voting Power	-0-
Owned by Each	_________________________________________________________________________________
Reporting
Person With	9	Sole Dispositive Power	3,368,750
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	10	Shared Dispositive Power	-0-
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11	Aggregate Amount Beneficially Owned by Each Reporting Person:	3,368,750 shares

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12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See
Instructions)
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13	Percent of Class Represented by Amount in Row (11)	14.18%
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14	Type of Reporting Person (See Instructions)	IN
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ITEM 1.  SECURITY AND ISSUER

The title of the class of equity securities to which this statement relates is Common Stock, no par value per share (the "Common Stock"), of Across America Financial Services, Inc., a Colorado corporation, which has its principal executive offices at (the "Issuer" or "AAFS").

ITEM 2.  IDENTITY AND BACKGROUND

The information set forth herein is given with respect to Leland Shapiro, a U.S. citizen.  Dr. Shapiro is an Associate Professor of Medicine, University of Colorado School of Medicine and a Staff Physician at the Denver Veterans affairs medical center.  His business address is 1055 Clermont St, Box 111 L
Denver, CO 80220.

During the last five years, the reporting person has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).  In addition, during the last five years, the reporting person was not a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or state securities laws or finding any violation with respect to such laws.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

On March 31, 2009 the Issuer completed the acquisition of Apro Bio Pharmaceutical Corporation ("Apro"), pursuant to the terms of the Agreement of Merger and Plan of Reorganization, as amended (the "Merger Agreement") among the Issuer, Apro and Across America Acquisition Corp., a wholly-owned subsidiary of the Company ("AAAC").  Under the terms of the Merger Agreement AAAC was merged into Apro, and Apro became a wholly-owned subsidiary of the Company. Pursuant to the terms of the Merger Agreement, the shareholders of Apro were issued a total of 18,210,295 shares of the Company's common stock in exchange for their Apro shares.  In addition, the Company assumed all of the outstanding options and warrants to purchase shares of common stock of Apro.

ITEM 4.  PURPOSE OF TRANSACTION

Dr. Shapiro acquired the securities pursuant to the consummation of the Merger Agreement described more fully in Item 3 above.

Consummation of the Merger Agreement resulted in a change in control of the Issuer more fully described in the Issuer's Current Report on Form 8-K dated March 31, 2009, as filed with the Commission on April 6, 2009.

The securities of the Issuer were acquired by Dr. Shapiro for investment. Dr. Shapiro reserves the right to acquire additional shares of the Issuer, either in open market purchases or in private transactions.

As more fully described above, the shares were acquired by Dr. Shapiro in a transaction that resulted in a material acquisition by the Issuer and a change in control of the Issuer.  As a result, the securities would be deemed to have been acquired for the purpose of influencing control of the Issuer.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER

     (a)  Dr. Shapiro is deemed to be the beneficial owner of 3,368,750 shares of the Issuer's common stock, all of which are held directly by him.

     (b)  Dr. Shapiro holds sole voting and investment power over the 3,368,750 shares held by him.

     (c)  The only transaction in the Issuer's securities in which Dr. Shapiro was directly involved during the last 60 days is the consummation of the merger on March 31, 2009

     (d)  Not applicable.

     (e)  Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

As more fully described in Item 3 above, the securities were acquired by Dr. Shapiro in connection with the consummation of the Merger Agreement, which resulted in a material acquisition by and a change in control of the Issuer.

Pursuant to the terms of the merger agreement, Dr. Shapiro has been a member of the Scientific Advisory Board of Apro, which is now a wholly owned subsidiary of the Issuer.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS.

1.  Agreement of Merger and Plan of Reorganization dated November 17, 2008, as amended. (Incorporated by reference from the Issuer's Current Report on Form 8-K dated March 31, 2009 as filed with the Commission on April 6, 2009.)

SIGNATURES

After reasonable inquiry and to the best of the knowledge and belief of the undersigned, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: April 10, 2009
                                                /s/ Leland Shapiro
                                                       Leland Shapiro